UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 0-20800
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
STERLING SAVINGS BANK
EMPLOYEE SAVINGS AND INVESTMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Financial Corporation
111 North Wall Street
Spokane, WA  99201
REQUIRED INFORMATION

Item 4.	Financial statements and schedules for the Sterling Savings Bank Employee Savings and Investment Plan and Trust prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are contained in this annual report on Form 11-K.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative
     Committee of the Sterling Savings Bank
     Employee Savings and Investment Plan and Trust
Spokane, Washington
We have audited the accompanying statements of net assets available for benefits of the Sterling Savings Bank Employee Savings and Investment Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) and reportable transactions as of, and for the year ended, December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Spokane, Washington
June 26, 2008

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Common stock of Sterling Financial Corporation	$16,082,396	$27,753,719
Money market	1,354,635	0
Mutual funds	56,751,789	25,826,941
Collective trust funds	0	5,025,543
Participant loans	1,173,944	552,677

	75,362,764	59,158,880

Receivables
Employer’s contribution	0	62,053
Participants’ contribution	0	226,051
Accrued interest	0	5,878

	0	293,982

Total Assets	75,362,764	59,452,862

Liabilities	0	(285,247)

Net assets available for benefits at fair value	75,362,764	59,167,615

Adjustment from fair value to contract value for fully benefit responsive investment contracts	0	94,528

Net assets available for benefits	$75,362,764	$59,262,143

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

2007
Additions to net assets attributed to:
Investment income:
Interest	$78,164
Dividends	2,520,782
Net depreciation in fair value of investments	(13,437,862)

(10,838,916)

Contributions:
Participants	7,435,607
Rollovers from qualified plans	880,547
Employer	2,129,603

Total additions	(393,159)

Deductions to net assets attributed to:
Distributions to participants	6,551,361
Administrative expenses	41,754

Total deductions	6,593,115

Decrease in net assets available for benefits	(6,986,274)

Transfer of assets from merged plans	23,086,895

Net assets available for benefits:
Beginning of year	59,262,143

End of year	$75,362,764

See accompanying summary of accounting policies and notes to financial statements.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investments Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices which represent the value of shares held by the Plan at year end. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. The plan adopted the FSP in 2006. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Sterling Financial Corporation common stock is valued at its quoted market price.
Participant loans are stated at their outstanding balances, which approximates fair value.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the net unrealized appreciation or depreciation on those investments.
Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides various investment options for participants to choose from in combinations of stocks, mutual funds and other investment securities. These investment options are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Summary of Accounting Policies
New Accounting Pronouncement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Plan as of January 1, 2008. Sterling is currently assessing the impact of this standard and does not expect SFAS No. 157 to have a material effect on the Plan.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
1. Description of Plan
The following description of the Sterling Savings Bank (“Sterling” or the “Employer”) Employee Savings and Investment Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan itself for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which became effective on July 1, 1985. Employees who have attained the age of 18 may enroll on the first day of the month following one calendar month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute from 1% to 75% of their compensation up to the statutory maximum through payroll deductions to the Plan.
Participant contributions are entitled to a discretionary Employer matching contribution. The matching contribution formula provides that Employer will contribute up to a maximum match of 35% of the employee’s contribution not to exceed 10% of the participant’s eligible compensation. The Employer contributed the maximum match in 2007 and 2006. Additional amounts may be contributed at the option of Sterling as a profit sharing contribution. No discretionary profit sharing contributions were made in 2007 or 2006. All Employer contributions are initially invested in the common stock of Sterling Financial Corporation. Participants who have been employed with Sterling for three years or more have the option of reallocating Employer contributions that have been invested in Sterling Financial Corporation stock into any of the Plan’s other investment funds. Participants may diversify 33% of the employer contribution out of Sterling Financial Corporation stock in 2007, 66% in 2008 and 100% in 2009.
Investment Options
Participant contributions are invested in separate investment options as designated by the individual participants. Participants may elect to reallocate the amounts invested in each investment on any business day.
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, an allocation of Sterling’s contribution and any Plan earnings, and is debited with any losses and expenses. Allocations of Sterling’s contribution and Plan earnings or losses and expenses are based on participant account balances, as defined in the Plan document. The participant’s benefit is the amount of any balance that has accumulated in his or her account.
Vesting
A participant is 100% vested in his or her voluntary contributions plus actual earnings thereon. Sterling’s contributions and earnings thereon are subject to a vesting schedule of 50% after two years and 100% after three years of service.
Forfeitures
Forfeitures totaled $178,952 and $132,406 at December 31, 2007 and 2006, respectively. Forfeitures of Sterling contributions will reduce future matching contributions. Forfeitures in the

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
amount of $99,465 were used to offset Employer contributions for the year ended December 31, 2007. The remaining forfeitures were allocated to a suspense account for use in future years to offset Employer contributions.
Payment of Benefits
Distributions are made upon termination, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed in a lump sum, or (b) balances greater than $5,000 will be distributed in various optional forms of distribution. The Plan allows for automatic rollover of participant balances between $1,000 and $5,000 to an IRA, in the event the participant does not elect otherwise.
Participant Loans
A participant may borrow from his or her fund account up to a maximum of 50% of his or her vested account balance. However, participant loans can be no more than $50,000 minus the participant’s highest outstanding loan amount during the prior twelve months. The loans are secured by the vested balance in the participant’s account and bear interest at the Federal Reserve prime rate plus 1%, calculated at the end of each month and applied to all loans funded during the next month. Interest income credited was approximately $78,000 and $41,000 in 2007 and 2006, respectively. Principal and interest are paid ratably through regular payroll deductions over a period not to exceed five years, unless the loan is for the purchase of the participant’s primary residence. Participants pay a loan origination fee, as well as an annual loan maintenance fee.
Administrative Expenses
During the 2006 plan year, and through October 2007, both Sterling and Plan participants paid the costs of the Plan. Plan participants paid a portion of the trustee fee in the amount of $15 per participant per year. Additionally, each share of Sterling Financial Corporation common stock that was purchased by the Plan on the open market was subject to a fee of $0.10 per share, which was paid by the participants. Sterling paid the remaining portion of the trustee fee charged by Merrill Lynch as trustee and all other fees, expenses and commissions.
Effective November 2007, each share of Sterling Financial Corporation common stock that is purchased by the Plan on the open market is subject to a fee of $0.029 per share, which is paid by the participants. Sterling pays the trustee fee charged by Fidelity Investments as trustee and all other fees, expenses and commissions.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
2. Investments
The following table presents the fair value of investments, including those that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006.

	2007	2006
Money Market Accounts:
Fidelity Retire Money Market	$1,354,635	$0

Corporate Stocks:
Common Stock of Sterling Financial Corporation	16,082,396	27,753,719

Collective Trust Funds:
Merrill Lynch Retirement Preservation Trust	0	5,025,543

Mutual Funds:
American Growth Fund	0	6,584,624
MFS Value Fund	0	5,137,659
Munder Midcap Core Growth	0	3,441,940
American Balanced Fund	0	3,161,529
Blackrock S&P 500 Index	0	2,447,524
Thornburg International Value Fund	0	2,088,616
Blackrock Bond Fund	0	1,968,928
Blackrock Global Allocation Fund	0	996,121
Fidelity Freedom 2020	8,475,619	0
Fidelity Freedom 2015	8,092,938	0
Fidelity Freedom 2025	7,529,850	0
Fidelity Freedom 2010	5,648,684	0
Fidelity Freedom 2030	4,981,980	0
Fidelity Freedom 2035	4,202,841	0
Dodge & Cox International Stock	3,681,477	0
American Fund Growth Fund	2,149,272	0
Fidelity Freedom 2040	2,090,758	0
Fidelity Freedom 2005	1,882,083	0
Fidelity Freedom 2045	1,344,859	0
Baron Asset Fund	1,236,356	0
Vanguard Small Growth Index	1,182,239	0
ABF Large Cap Val PA	1,179,643	0
Fidelity Balanced	827,939	0
Spartan US Equity Index	550,541	0
Fidelity Total Bond	452,496	0
Vanguard Selected Value	388,905	0
Fidelity Freedom 2050	320,150	0
Vanguard Small Value Index	294,410	0
Fidelity Freedom Income	145,863	0
Fidelity Freedom 2000	92,886	0

Participant Loans	1,173,944	552,677

	$75,362,764	$59,158,880

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
On November 1, 2007, the trustee of the plan was changed to Fidelity Investments which resulted in different investment options than the prior year.
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2007
Mutual funds	$1,174,098
Common stock of Sterling Financial Corporation	(14,611,960)

Total	$(13,437,862)

Investment in the Plan is participant-directed, except that the Employer’s matching contributions are generally invested in Sterling Financial Corporation common stock. As described in Note 1 — Contributions, a participant who has been an Employee for at least three years may reinvest the matching contribution into other investment options. Participants at their discretion may also direct investments to Sterling Financial Corporation common stock. Information about the net assets in Sterling Financial Corporation common stock as of December 31, 2007 and 2006, and the change from 2007 to 2006 in non-participant directed investment balances are as follows:

	2007	2006
Net assets in Sterling Financial Corporation common stock:
Non-participant directed	$10,546,435	$17,127,665
Participant directed	5,535,961	10,626,054

Total	$16,082,396	$27,753,719

Changes in non-participant directed net assets in Sterling Financial Corporation common stock for the years ended December 31:

	2007	2006
Contributions	$2,223,592	$1,728,432
Interest and dividends	172,394	128,138
Net appreciation (depreciation)	(7,469,123)	4,542,555
Benefits paid to participants	(925,143)	(1,609,015)
Administrative expenses	(10,890)	(8,712)
Transfers to participant-directed investments	(572,060)	(471,252)

Total	$(6,581,230)	$4,310,146

3. Plan Termination
Although it has not expressed an intent to do so, Sterling has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Notes to Financial Statements
termination, participants’ accounts will become fully vested and non-forfeitable. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in accordance with the terms of the Plan.
4. Income Tax Status
The Internal Revenue Service ruled on October 9, 2003 that the Prototype Non-Standardized Safe Harbor Profit Sharing Plan (the prototype plan of Fidelity Management & Research Co. upon which the Plan is based) qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and the related trust is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.
5. Parties-In-Interest
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, which is the trustee of the Plan. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2007.
Certain Plan investments are shares in Sterling Financial Corporation common stock, as detailed in Note 2. Sterling Financial Corporation is the parent company of Sterling Savings Bank and therefore these transactions also qualify as party-in-interest transactions.
For 2006 and through October 31, 2007, certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch, which was the trustee of the Plan. These investments include the Merrill Lynch Retirement Preservation Trust, Blackrock Bond Fund, Blackrock Global Allocation Fund, and Blackrock S&P 500 Index Fund. No transaction fees or commissions were paid, or are payable by the Plan through the Trust relating to these funds in 2007 and 2006.
6. Merged Plan
On November 1, 2007, assets from the FirstBank Northwest 401(k) Profit Sharing Plan, and Golf Savings Bank 401(k) Plan were merged into the plan. On November 16, 2007, assets from the Northern Empire Bancshares 401(k) Profit Sharing Plan were merged into the plan. Assets increased by $23,086,895 as a result of the plan mergers.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i)
December 31, 2007
EIN: 91-1166044     Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment, Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Money Market Accounts
*	Fidelity Retire Money Market	Money Market, 1,354,635 units	**	$1,354,635

	Common Stock
*	Sterling Financial Corporation	Common stock, 957,856 shares at $1 par value	16,039,171	16,082,396

	Mutual Funds
*	Fidelity Freedom 2020	Mutual fund, 536,092 shares	**	8,475,619
*	Fidelity Freedom 2015	Mutual fund, 648,993 shares	**	8,092,938
*	Fidelity Freedom 2025	Mutual fund, 571,309 shares	**	7,529,850
*	Fidelity Freedom 2010	Mutual fund, 381,153 shares	**	5,648,684
*	Fidelity Freedom 2030	Mutual fund, 301,573 shares	**	4,981,980
*	Fidelity Freedom 2035	Mutual fund, 307,225 shares	**	4,202,841
	Dodge & Cox International Stock	Mutual fund, 79,997 shares	**	3,681,477
	American Fund Growth Fund	Mutual fund, 63,663 shares	**	2,149,272
*	Fidelity Freedom 2040	Mutual fund, 214,878 shares	**	2,090,758
*	Fidelity Freedom 2005	Mutual fund, 159,634 shares	**	1,882,083
*	Fidelity Freedom 2045	Mutual fund, 118,490 shares	**	1,344,859
	Baron Asset Fund	Mutual fund, 19,388 shares	**	1,236,356
	Vanguard Small Growth Index	Mutual fund, 59,082 shares	**	1,182,239
	ABF Large Cap Val PA	Mutual fund, 52,686 shares	**	1,179,643
*	Fidelity Balanced	Mutual fund, 42,200 shares	**	827,939
	Spartan US Equity Index	Mutual fund, 10,608 shares	**	550,541
*	Fidelity Total Bond	Mutual fund, 43,804 shares	**	452,496
	Vanguard Selected Value	Mutual fund, 20,372 shares	**	388,905
*	Fidelity Freedom 2050	Mutual fund, 28,010 shares	**	320,150
	Vanguard Small Value Index	Mutual fund, 19,006 shares	**	294,410
*	Fidelity Freedom Income	Mutual fund, 12,739 shares	**	145,863
*	Fidelity Freedom 2000	Mutual fund, 7,509 shares	**	92,886

				56,751,789

*	Participant Loans	Interest ranging from 4.00% to 9.25%
		maturing through November 2029	**	1,173,944

	Total Investments			$75,362,764

*	Indicates party-in-interest to the Plan.

**	Indicates a participant or beneficiary directed account. The cost disclosure is not required.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Schedule of Reportable Transaction (Schedule H, Line 4j)
December 31, 2007
EIN: 91-1166044     Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Current
					Expense		Value of
					Incurred		Asset on
	Description of	Purchase			With		Transaction	Net Gain or
Identity of Party Involved	Asset	Price	Selling Price	Lease Rental	Transaction	Cost of Asset	Date	(Loss)

Series of Transactions:
* Sterling Financial Corporation	Common Stock	$2,590,368	$0	$0	$0	$2,590,365	$2,590,368	$0
* Sterling Financial Corporation	Common Stock	0	2,562,957	0	0	1,938,562	2,562,957	624,395

*	Indicates party-in-interest to the Plan.

Sterling Savings Bank
Employee Savings and Investment Plan and Trust
Signatures
SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Savings Bank Employee Savings and
Investment Plan and Trust

Date: June 27, 2008	/s/ Robert G. Butterfield Robert G. Butterfield
Senior Vice President, Principal Accounting Officer and Controller

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm